EXHIBIT 99.2
                                                                    ------------

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
================================================================================
  (thousands of United States Dollars except for share, per share and ton data)

                                                                                          FOR THE THREE MONTHS ENDED
                                                                       ===================================================
                                                                             MARCH 31         MARCH 31         DECEMBER 31
                                                                               2004             2003              2003
=========================================================================================================================
Plate and Coil Tons Produced (thousands)                                        791.4            660.4             822.9
=========================================================================================================================
Finished Tons Shipped (thousands)                                               937.1            674.2             896.8
=========================================================================================================================

Sales                                                                    $    482,908     $    279,863     $     381,513
Cost of sales
   Manufacturing and raw material                                             387,025          242,162           323,976
   Amortization of capital assets                                              18,521           14,566            16,320
                                                                       --------------------------------------------------
                                                                              405,546          256,728           340,296
                                                                       --------------------------------------------------
Gross income                                                                   77,362           23,135            41,217
Selling, research and administration                                           15,746           12,010            13,984
                                                                       --------------------------------------------------
Operating income                                                               61,616           11,125            27,233
Other expenses (income):
   Interest on long-term debt                                                   9,348            5,753             9,349
   Other interest (income) expense, net                                          (698)            (168)             (881)
   Foreign exchange loss (gain)                                                   166           (1,412)              542
   Other                                                                           --               --               (43)
                                                                       --------------------------------------------------
Income Before Income Taxes                                                     52,800            6,952            18,266
Income Tax Expense                                                             20,063            2,504             7,861
                                                                       --------------------------------------------------
Net Income                                                                     32,737            4,448            10,405
Dividends on Preferred Shares, including part VI.I tax                          1,675            1,463             1,673
Interest on Subordinated Notes, net of income tax                               1,443            1,443             1,442
                                                                       --------------------------------------------------
Net Income Attributable to Common Shareholders                           $     29,619     $      1,542     $       7,290
=========================================================================================================================
Earnings Per Common Share                     - Basic                    $       0.62     $       0.03     $        0.15
                                              - Diluted                  $       0.54     $       0.03     $        0.15
Denominator for Basic Earnings per Common Share (thousands)                    47,863           47,667            47,726
Denominator for Diluted Earnings per Common Share (thousands)                  60,368           47,743            48,081
=========================================================================================================================

            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (UNAUDITED)
================================================================================
                      (thousands of United States Dollars)


                                                                                         FOR THE THREE MONTHS ENDED
                                                                          ======================================================
                                                                                MARCH 31           MARCH 31         DECEMBER 31
                                                                                   2004               2003             2003
================================================================================================================================
Retained Earnings at Beginning of Period                                   $      487,924     $      494,599     $      482,462
   Net Income                                                                      32,737              4,448             10,405
   Dividends on Preferred Shares, including part VI.I tax                          (1,675)            (1,463)            (1,673)
   Interest on Subordinated Notes, net of income tax                               (1,443)            (1,443)            (1,442)
Dividends on Common Shares                                                         (1,809)            (1,618)            (1,828)
                                                                          ------------------------------------------------------
Retained Earnings at End of Period                                         $      515,734     $      494,523     $      487,924
================================================================================================================================

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
================================================================================
                      (thousands of United States Dollars)

                                                                                         FOR THE THREE MONTHS ENDED
                                                                          ====================================================
                                                                           MARCH 31           MARCH 31          DECEMBER 31
                                                                             2004               2003               2003
==============================================================================================================================
Cash Derived From (Applied To)
  Operating Activities
    Working capital provided by operations
      Net income                                                          $      32,737     $        4,448     $       10,405
      Amortization of capital assets                                             18,521             14,566             16,320
      Amortization of deferred charges                                              332                218                333
      Deferred pension expense                                                      828                837               (498)
      Future income taxes                                                        12,241              2,989             18,652
                                                                          ----------------------------------------------------
                                                                                 64,659             23,058             45,212
                                                                          ----------------------------------------------------
    Changes in working capital
      Accounts receivable, less allowances                                      (49,571)             4,216            (20,351)
      Inventories                                                                (4,792)            13,223            (14,474)
      Other                                                                        (182)               505               (562)
      Accounts payable and accrued charges                                       27,886             34,381             14,549
                                                                          ----------------------------------------------------
                                                                                (26,659)            52,325            (20,838)
                                                                          ----------------------------------------------------
                                                                                 38,000             75,383             24,374
==============================================================================================================================
    Financing Activities
      Common share dividends                                                     (1,809)            (1,618)            (1,828)
      Common shares issued pursuant to share option plan                            553                 --              2,444
      Preferred share dividends                                                  (1,555)            (1,366)            (1,575)
      Subordinated notes interest                                                (4,250)            (4,250)                --
      Issue of long-term debt                                                        --             10,000               (486)
      Repayment of long-term debt                                                    --            (68,000)                --
                                                                          ----------------------------------------------------
                                                                                 (7,061)           (65,234)            (1,445)
==============================================================================================================================
    Investing Activities
      Expenditures for capital assets                                            (8,617)            (3,500)            (3,334)
      Change in mortgage receivable                                              (5,851)                --                 --
      Proceeds on sale of assets held for sale                                       --                 --              1,142
      Other                                                                          --                 --             (2,171)
                                                                          ----------------------------------------------------
                                                                                (14,468)            (3,500)            (4,363)
==============================================================================================================================
    Effect of exchange rate changes on cash and cash equivalents                  5,268                 53              3,995
==============================================================================================================================
Increase in Cash and Cash Equivalents                                            21,739              6,702             22,561
Cash and Cash Equivalents at Beginning of Period                                131,567             22,859            109,006
                                                                          ----------------------------------------------------
Cash and Cash Equivalents at End of Period                                $     153,306     $       29,561     $      131,567
==============================================================================================================================

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
================================================================================
                      (thousands of United States Dollars)

                                                                   MARCH 31           MARCH 31          DECEMBER 31
                                                                     2004               2003               2003
                                                                 (UNAUDITED)        (UNAUDITED)
===================================================================================================================
Current Assets
   Cash and cash equivalents                                   $     153,306     $       29,561     $      131,567
   Accounts receivable, less allowances                              263,226            154,200            214,678
   Inventories                                                       289,377            249,358            286,159
   Other                                                               3,007              2,425              2,833
   Future income taxes                                                18,637             38,843             22,976
                                                               ----------------------------------------------------
                                                                     727,553            474,387            658,213
===================================================================================================================
Non-Current Assets
   Capital and other                                               1,124,911          1,146,388          1,132,371
   Future income taxes                                               138,430            128,456            149,430
                                                               ----------------------------------------------------
                                                                   1,263,341          1,274,844          1,281,801
===================================================================================================================
Total Assets                                                   $   1,990,894    $     1,749,231    $     1,940,014
===================================================================================================================

Current Liabilities
   Accounts payable and accrued charges                        $     214,405    $       172,450    $       188,951
   Current portion of long-term debt                                  34,286             35,386             34,286
                                                               ----------------------------------------------------
                                                                     248,691            207,836            223,237
===================================================================================================================
Long-Term Liabilities
   Long-term debt                                                    400,497            288,777            401,244
   Future income taxes                                               183,160            150,026            181,643
                                                               ----------------------------------------------------
                                                                     583,657            438,803            582,887
===================================================================================================================
Shareholders' Equity
   Preferred shares                                                   98,688             98,594             98,695
   Common shares                                                     354,816            351,311            354,095
   Subordinated notes                                                102,125            102,125            104,250
   Retained earnings                                                 515,734            494,523            487,924
   Cumulative translation adjustment                                  87,183             56,039             88,926
                                                               ----------------------------------------------------
                                                                   1,158,546          1,102,592          1,133,890
===================================================================================================================
Total Liabilities and Shareholders' Equity                     $   1,990,894    $     1,749,231    $     1,940,014
===================================================================================================================

         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
================================================================================
                      (thousands of United States Dollars)


1. The accompanying unaudited consolidated interim financial statements should be read in conjunction with the consolidated financial statements included in IPSCO Inc.'s (the "Company") Annual Report for the year ended December 31, 2003. This consolidated financial information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the consolidated financial statements for the periods shown. The results of operations of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

        Effective January 1, 2004, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook Section 3063 "Impairment of Long-lived Assets", Section 3110 "Asset Retirement Obligations" and Section 3475 "Disposal of Long-lived Assets and Discontinued Operations". Adoption of these new accounting standards did not have a significant effect on the Company's financial position or results of operations as of March 31, 2004 or for the three months ended March 31, 2004.

2. Effective January 1, 2004, the Company changed the estimated useful life of major machinery and equipment from 25 to 20 years. This change has been applied prospectively and the impact for the three months ended March 31, 2004 was to increase amortization expense by approximately $3 million ($.04 per share or $.03 per diluted share).

3.      Pension cost attributable to the Company's pension plans is as follows:

                                                 FOR THE THREE MONTHS ENDED
                                         =======================================
                                           MARCH 31      MARCH 31    DECEMBER 31
                                            2004          2003          2003
           ====================================================================
           Defined benefit plans         $   2,446    $    1,908    $    3,243
           Defined contribution plans          883           737           829
                                         --------------------------------------
                                         $   3,329    $    2,645    $    4,072
           ====================================================================

4. Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term to be $37.5 million.

5. The restricted shares and performance units vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period. The fair value of the grants is being amortized to compensation expense over the vesting period. Compensation expense of $168 and $83 has been recorded in the three month periods ended March 31, 2004 and December 31, 2003, respectively.

        The following table summarizes information on share capital and related matters at March 31, 2004:

                                                                    Outstanding           Vested
                                                                   ------------------------------
           Preferred shares                                           6,000,000
           Common shares                                             47,984,657
           Common shares - year-to-date weighted average             47,862,814
           Common share stock options                                  2,929,501       2,899,766
           Restricted stock                                               10,417              --
           Restricted shares                                              76,500              --
           Performance units                                              65,195              --

6. The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

        Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

                                                                                        FOR THE THREE MONTHS ENDED
                                                                         ======================================================
                                                                            MARCH 31           MARCH 31          DECEMBER 31
                                                                              2004               2003               2003
                ===============================================================================================================
                Sales
                  Canada                                                 $       208,435    $       122,377    $       158,353
                  United States                                                  274,473            157,486            223,160
                                                                         ------------------------------------------------------
                                                                         $       482,908    $       279,863    $       381,513
                ===============================================================================================================

                                                                            MARCH 31           MARCH 31          DECEMBER 31
                                                                              2004               2003               2003
                                                                         ======================================================
                Capital Assets
                  Canada                                                 $       199,041    $       196,272    $       200,854
                  United States                                                  898,438            938,238            908,564
                                                                         ------------------------------------------------------
                                                                         $     1,097,479    $     1,134,510    $     1,109,418
                ===============================================================================================================


                                                                                        FOR THE THREE MONTHS ENDED
                                                                         =====================================================
                                                                            MARCH 31           MARCH 31         DECEMBER 31
                                                                              2004               2003              2003
                ==============================================================================================================
                Sales information by product group is as follows:
                  Steel mill products                                    $       269,112    $       156,531    $      228,385
                  Tubular products                                               213,796            123,332           153,128
                                                                         -----------------------------------------------------
                                                                         $       482,908    $       279,863    $      381,513
                ==============================================================================================================

7. The Company's pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model for determining the compensation expense related to employee stock options follows. For purposes of the pro forma disclosures the estimated fair value of the options is amortized over the options' vesting period.

                                                                                 FOR THE THREE MONTHS ENDED
                                                                    ===================================================
                                                                       MARCH 31          MARCH 31          DECEMBER 31
                                                                         2004              2003               2003
                =======================================================================================================
                Pro forma net income                                 $     32,733     $       4,262     $       10,401

                Pro forma net income attributable
                  to common shareholders                             $     29,615     $       1,356     $        7,286

                Pro forma earnings per common share:
                  Basic                                              $       0.62     $        0.03     $         0.15
                  Diluted                                            $       0.54     $        0.03     $         0.15
                =======================================================================================================

8. Certain prior period amounts have been reclassified to conform with the current presentation.


                            TONS SHIPPED (UNAUDITED)
================================================================================
                                   (thousands)

                                                       FOR THE THREE MONTHS ENDED
                                            =================================================
                                               MARCH 31          MARCH 31         DECEMBER 31
                                                 2004              2003               2003
=============================================================================================
  Discrete Plate and Coil                         448.0             312.6              495.6
  Cut Plate                                       156.2             141.2              148.5
                                          -------------------------------------------------
Total Steel Mill Products                         604.2             453.8              644.1
=============================================================================================
  Energy Tubulars                                 213.4             145.3              165.0
  Large Diameter Tubulars                          38.1              11.4               25.4
  Non-Energy Tubulars                              81.4              63.7               62.3
                                          -------------------------------------------------
Total Tubular Products                            332.9             220.4              252.7
=============================================================================================
Total Shipments                                   937.1             674.2              896.8
=============================================================================================


                     NON-GAAP FINANCIAL MEASURES (UNAUDITED)
================================================================================
          (thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as an alternative to net income or cash flows frof operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash

Operating income per ton is defined as operating income divided by finished tons shipped.

                                                                                         FOR THE THREE MONTHS ENDED
                                                                          =====================================================
                                                                              MARCH 31           MARCH 31          DECEMBER 31
                                                                                2004               2003                2003
===============================================================================================================================
The following is a reconciliation of cash derived from (applied to)
operating activities to EBITDA (Canadian and U.S. GAAP):

                Cash derived from (applied to) operating activities        $       38,000     $       75,383     $      24,374
                Changes in working capital                                         26,659            (52,325)           20,838
                Current income tax expense (benefit)                                7,822               (485)          (10,791)
                Interest expense, net                                               8,650              5,585             8,468
                Other                                                              (1,160)            (1,055)              165
                                                                          -----------------------------------------------------
                EBITDA (Canadian GAAP)                                             79,971             27,103            43,054
                US GAAP adjustments relating to:
                  Sale and leaseback                                                3,471              3,471             3,471
                  Natural gas hedge                                                  (327)              (166)             (335)
                                                                          -----------------------------------------------------
                EBITDA (US GAAP)                                           $       83,115     $       30,408     $      46,190
                                                                          =====================================================

Operating Income Per Ton                                                   $           66     $           17     $          30
Annualized Return on Common Shareholders' Equity                                       13%                 1%                3%
===============================================================================================================================